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                                            Filed by Proton Energy Systems, Inc.

                                   Pursuant to Rule 425 under the Securities Act
                                           of 1933, as amended, and deemed filed
                                    pursuant to Rule 14a-12 under the Securities
                                                Exchange Act of 1934, as amended
                                                  Commission File No.  000-31533
                                   Subject Company: Northern Power Systems, Inc.


         This communication is not a solicitation of a proxy from any security holder of Proton Energy Systems, Inc. Proton will be filing relevant documents in connection with the transaction with the SEC, including a registration statement on Form S-4 containing a proxy statement/prospectus. The proxy statement/prospectus will be supplied to the respective shareholders of Proton and Northern in connection with the proposed transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC's website (http://www.sec.gov) after they are filed. These documents may also be obtained free of charge by directing a request to the Proton contact listed at the beginning of the news release included in this filing.

         Proton Energy Systems, Inc. and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Proton Energy Systems, Inc. in connection with the merger. Information about the directors and executive officers of and their ownership of Proton Energy Systems, Inc. stock is set forth in the proxy statement for the Proton Energy Systems, Inc. 2003 annual meeting of stockholders, which may be obtained free of charge at the SEC's website (http://www.sec.gov), or from the Proton Energy Systems, Inc. website (http://www.protonenergy.com).

         THE FOLLOWING IS A TRANSCRIPT OF A WEBCAST OF PROTON ENERGY SYSTEMS, INC. HELD ON THURSDAY, MAY 22, 2003:


Walter W. "Chip" Schroeder

Welcome, I'm pleased to announce that Proton Energy Systems will be acquiring Northern Power Systems, a leader in the design, manufacture and implementation of distributed and on-site power systems. The boards of both companies have today approved the transaction. This is a strategic move for both companies enabling each us to grow and accelerate our business plan faster than without this transaction. I'd like to take a minute to explain Proton's vision and introduce in a minute Jito Coleman who will share some of his thought's related to Northern. But I'd like to explain that Proton's vision is built on a big idea relating to the ability to use fuel cell technology to make Hydrogen fuel from electricity. There are two things we do with that big idea. In the near term we are building and selling products to make on-site hydrogen to meet the needs of today's industrial and manufacturing markets. We make products that produce a significant cost savings for those customers today. But longer term the same technology has the potential to revolutionize energy markets. That revolution will come in stages. Most of us are focused on the longest term opportunity and biggest opportunity associated with fuel cells which are fuel cell vehicles and the automobile companies and energy companies are all focused on fuel cell vehicles. But perhaps less well recognized are the nearer term applications for fuel cells in stationary and power quality areas. This is an area where Proton is focused for the last two years; we've even done some demonstration work with Northern relating to these application areas. The near term applications build directly on Northern's proven skill base with distributed and on-site technology. Northern has a long record of building and delivering systems that give end-use customers more control over their energy costs and energy reliability, that is the premise of distributed power technology. The ability to give people more control over their energy destiny. At the same time Northern has shown great skill in working with renewable technologies; especially wind and solar. So out of a practical skill base rooted in those two disciplines comes the ultimate value and power of bringing these companies together. The ability to take the electricity that can be produced from renewable power and use that electricity to make fuel for the fuel cell vehicles and for fuel cells going forward; the ability to take our combined technology and make power on demand from inherently intermittent renewables. And as I mentioned, ultimately to make the fuel cell vehicles that can come from non-polluting, non depleting, renewable technologies. Those are big ideas from anybody's standards. They at the same time I hope, underscore the near term practical skill base that we build from. And with that I would like to turn things over to Jito.

Jito Coleman

Thank you Chip, this is a real important day for both Northern and Proton and the joining of our, forces is, is going to take the maximum advantage of what we both can do and to really expand the ability of the company. As Chip said, Northern Power has been in the power business, the distributed generation power business for almost 30 years and we have 800 systems in all seven continents and the experience and the real hallmark of what we do is really the design and the controls and that capability that creates systems that are very robust and have long term productivity to our customers, where ever they are in the world, and, and that reputation as, as well as that capability after all these years is really something that that we can start to expand upon. And this transaction with Proton is really going to give us that opportunity to really take it to a new level and empowers us to not only expand our capabilities, but our products and our whole approach to the market place, so we are very excited about this opportunity. Northern offers Proton the

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capability of entering the wider distributed generation business with their product lines and that's really the basis for what the new energy economy is going to be all about, the distributed generation of resources and, and the spreading out of the assets is really, really a hallmark of where Proton is coming from and what Northern is all about. So we are very, very pleased with the opportunity and we think the, the synergy that is inherent in this transaction really clearly is that the sum of, of Proton and Northern is really bigger than the sum of just the parts, so the whole is really quite a much more interesting, and exciting opportunity. So we can't say enough about how good this is for Northern and I think ultimately, for Proton.

Walter W. "Chip" Schroeder

Thank you Jito. Let me give a few details on the transaction itself. Northern shareholders will receive Twenty Seven and a Half Million Dollars of cash and Proton stock, approximately two thirds in cash. Northern shareholders will also receive two and a half million warrants. This is on top of Proton's existing thirty three point four million share base. The transaction will be subject to SEC approvals, will be subject to Proton shareholder vote and we believe we'll close some time in the third quarter of this year. An additional feature of this transaction is that Proton will be making a special distribution of cash of one dollar per share to its share holders. The basis for this distribution is the fact that Proton combined with Northern, has the ability to generate internal cash, we believe, more quickly, as well as to rely more heavily on external sources of cash for demonstration of longer term projects and in effect frees up a portion of our capital base to be distributed now to our share holders. Looking forward I know I can speak on behalf of all of Proton's people. Our engineers, our scientists as well as those at Northern. To say that this combination represents a unique opportunity for each of us to demonstrate our commitment and vision for distributed power for fuel cell technology and utilization of renewables. And in the long term to create a company that can make a truly important contribution to energy sustainability and to become a major player in the new world energy market place. Thank you.

Forward-looking Statements

This announcement contains forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Statements concerning expected cell stack reliability, estimated shipment dates and other statements contained herein concerning Proton's goals, guidance, revenue projections and other statements that are not statements of historical fact may be deemed to be forward-looking information. Without limiting the foregoing, words such as "anticipates," "believes," "could," "estimate," "expect," "intend," "may," "might," "should," "will," and "would" and other forms of these words or similar words are intended to identify forward-looking information. Proton's actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors. Proton disclaims any obligation to update these forward-looking statements. Factors that could cause results to differ materially from those contained in Proton's forward-looking statements include, but are not limited to, our failure to complete development of our products, failure of our products to achieve commercial acceptance, our inability to expand our production facilities, manufacture our products at commercially acceptable costs or establish distribution relationships, the impact of competitive products and other factors detailed in our Form 10-K for the year ended December 31, 2002 and its most recent quarterly report filed with the SEC.